

Mail Stop 4561

September 7, 2017

Christopher A. Chapman
Chief Financial Officer
Diebold Nixdorf, Incorporated
5995 Mayfair Road, PO Box 3077
North Canton, OH 44720-8077

> **Re: Diebold Nixdorf, Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Form 10-Q for the Quarterly Period Ended June 30, 2017**
> **Form 8-K furnished July 19, 2017**
> **File No. 001-04879**

Dear Mr. Chapman:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Gross Profit, page 30

1. Please tell us what caused the retroactive contract adjustments and quantify the amounts of these adjustments. Also, tell us how you considered these adjustments in your ongoing revenue recognition related to these and similar contracts.

Consolidated Financial Statements

Note 15: Benefit Plans, page 89

2. Please tell us how you concluded that your domestic and foreign plans should be aggregated. Refer to ASC 715-20-50-4.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Consolidated Financial Statements

Note 4: Earnings (Loss) Per Share, page 13

3.   Please tell us how you determined the amount to allocate to net income attributable to noncontrolling interests. Specifically, tell us how you considered the redemption value adjustments in your presentation of earnings per share. Refer to ASC 480-10-S99-3A(22)(b).

Form 8-K furnished July 19, 2017

Notes for Non-GAAP Measures, page 9

4.   Please explain why the 2017 adjustments for "non-routine expenses, net" in the Adjusted EBITDA reconciliation differ from those presented in the table in Note 1 and provide a reconciliation of these amounts. Also, please revise your disclosure in future earnings releases to present each material adjustment in the "miscellaneous, net" line item separately in your reconciliation.   Alternatively, you may quantify the adjustments in the footnotes.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or Christine Dietz, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services